INDOSAT AND DBS BANK SIGNED A LOAN AGREEMENT

INDOSAT PLANS NEXT WEEK TO FULLY REPAY ITS INDOSAT BOND II AND

SHARIA MUDHARABAH ISSUED IN 2002

Jakarta, November 2, 2007 – PT Indosat Tbk (“Indosat” or “the Company”) announced today that Indosat and PT. Bank DBS Indonesia have signed a loan agreement amounting to Rp 500 billion. This is a negative pledged loan that will mature in 5 years and carries fixed interest rate for the first and second year and floating rate for the next three years. The signing of the loan agreement is part of Indosat external financings to support 2007 capital expenditure plan.

On 6 November 2007, Indosat plans to fully repay the principle of Indosat Bond II Series A amounting to Rp775 billion, Series C amounting to Rp100 billion, the Sharia Mudharabah of year 2002 amounting to Rp175 billion and its 20th period interest.

“We are always committed to develop the company business and prudently access the market for external financings. We are glad to be able to always fulfill our obligations to bondholders,” said Johnny Swandi Sjam, President Director of Indosat.

About Indosat

Indosat Tbk is a leading telecommunication and information service provider in Indonesia that provides cellular services (Mentari, Matrix and IM3), IDD service (IDD 001, IDD 008 and FlatCall (01016), fixed telecommunication services (StarOne, I-Phone). Indosat also provides Multimedia, Internet & Data Communication Services (MIDI) through Indosat and its subsidiary company, Indosat Mega Media (IM2) and Lintasarta. In addition, Indosat provides 3G with HSDPA technology up to 3,6 Mbps. Indosat's shares are listed in the Jakarta and Surabaya Stock Exchange (JSX:ISAT) and its American Depository Shares are listed in the New York Stock Exchange (NYSE:IIT).

For further information please contact:

Corporate Secretary

Telp : 62-21-3869614

Fax : 62-21-3804045

E-mail: investor@indosat.com

Investor Relations Division

Telp : 62-21-3869615

Fax : 62-21-3804045

E-mail : investor@indosat.com

Website: www.indosat.com

Disclaimer :

This document contains certain financial information and results of operation, and may also contain certain projections, plans, strategies, and objectives of Indosat, that are not statements of historical fact which would be treated as forward looking statements within the meaning of applicable law. Forward looking statements are subject to risks and uncertainties that may cause actual events and Indosat's future results to be materially different than expected or indicated by such statements. No assurance can be given that the results anticipated by Indosat, or indicated by any such forward looking statements, will be achieved.

This document is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration. Any public offering of securities to be made in the United States will be made by means of an offering circular that may be obtained from the Company and will contain detailed information about the Company and management, as well as financial statements. The Company does not intend to register any part of the offering in the United States.